UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No   ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF CHANGE IN CHIEF FINANCIAL OFFICER

On January 16, 2015, Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), issued a press release announcing the retirement of Mr. Suresh Senapaty as the Company’s Chief Financial Officer, effective March 31, 2015. Mr. Jatin Dalal, the Company’s current Senior Vice President – Finance will assume the role of Chief Financial Officer, effective April 1, 2015. Messrs. Senapaty and Dalal will work together through the quarter ending March 31, 2015 to ensure a smooth transition. A copy of the press release delivered to the securities exchanges is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ Suresh C. Senapaty
Suresh C. Senapaty Chief Financial Officer & Director

Dated: January 21, 2014

INDEX TO EXHIBITS

Item

99.1	Press Release of Wipro Limited, dated January 16, 2015, announcing the retirement of Mr. Suresh Senapaty as the Company’s Chief Financial Officer and the appointment of Mr. Jatin Dalal as the new Chief Financial Officer.